Filed by Nuveen Municipal High Income Opportunity Fund

(Commission File No. 333-290590)

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Nuveen New Jersey Quality Municipal Income Fund

(Commission File No. 811-09455)

Dear Shareholder,

You have less than 3 days to cast a vote on your Nuveen New Jersey Quality Municipal Income Fund investment. The Board urges all shareholders to vote without delay, as they firmly believe these proposals are in the best interest of the Fund and strongly recommend voting “FOR” on all proposals.

Your vote, regardless of how many shares you own, is critical to ensure that enough votes are received to ensure sufficient shareholder participation. If we do not receive your vote by Thursday, March 19, 2026, the Nuveen New Jersey Quality Municipal Income Fund may need to continue to solicit additional proxies to obtain sufficient shareholder participation.

The proxy statement contains all the essential information about the proposals. Please take a moment to review this material and if you have any questions, or are ready to cast your vote, please call toll-free <<Toll Free Number>> and provide reference number <<GS Number>>. We are available from 9:00 am to 11:00 pm Eastern Time on weekdays and from Noon to 6:00 pm Eastern Time on Saturday.

With less than a week remaining, we urge you to cast your vote promptly.

<<Supervisor>>
<<GS Number>>
Computershare
<<Toll Free Number>>
51 West 52nd Street, 6th Floor’
New York, NY 10019
www.cfs.computershare.com

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Computershare
51 West 52nd Street, 6th Floor
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